PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012

Income from continuing operations	$1,460,439	$1,317,689	$1,149,955	$1,057,531	$930,161
Less: Income allocated to noncontrolling interests
which do not have fixed charges	(6,475)	(6,088)	(5,432)	(4,883)	(3,505)
Equity in earnings of unconsolidated real
estate entities	(56,756)	(50,937)	(88,267)	(57,579)	(45,586)
Add back: Distributions from retained earnings of
unconsolidated real estate entities	84,397	35,695	83,458	45,870	44,682
Interest expense	4,210	610	6,781	6,444	19,813
Total earnings available to cover fixed charges	$1,485,815	$1,296,969	$1,146,495	$1,047,383	$945,565
Total fixed charges - interest expense (including
capitalized interest)	$9,359	$3,299	$8,340	$9,339	$20,210

Cumulative preferred share cash dividends	$238,214	$245,097	$232,636	$204,312	$205,241
Allocations pursuant to EITF Topic D-42	26,873	8,897	-	-	61,696
Total preferred distributions	$265,087	$253,994	$232,636	$204,312	$266,937
Total combined fixed charges and preferred share
income allocations	$274,446	$257,293	$240,976	$213,651	$287,147
Ratio of earnings to fixed charges	158.76 x	393.14 x	137.47 x	112.15 x	46.79 x
Ratio of earnings to fixed charges and preferred share
income allocations	5.41 x	5.04 x	4.76 x	4.90 x	3.29 x

Exhibit 12